Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 1, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on July 1, 2004, entitled "Statoil launches industrial projects".

Statoil launches industrial projects

Plans are being presented by Statoil (OSE: STL, NYSE:STO) today, 1 July, to build power stations at two of its Norwegian facilities and to expand methanol production at one of these sites.

These proposals cover a co-generation plant at the Mongstad refinery near Bergen, and a gas-fired unit at Tjeldbergodden in mid-Norway with an associated increase in methanol capacity.

“This is the biggest commitment in mainland Norwegian industry for a long time,” says Einar Strømsvåg, Statoil’s acting executive vice president for Manufacturing & Marketing.

“The overall investment framework for these projects is roughly NOK 8.5 billion, and our share will be in the order of NOK 4 billion.”

He says that the group is presenting forward-looking and pioneering projects which ensure long-term profitable development and employment at important industrial sites.

“Norway currently has a power deficit. By generating electricity from Norwegian natural gas, we can reduce the need to import it from more polluting sources.”

Mr Strømsvåg emphasises that the plans represent necessary improvements for strengthening and developing the two industrial plants to face intensified international competition.

Statoil has applied to the Norwegian Water Resources and Electricity Directorate (NVE) for a licence to build a gas-fired power station and Tjeldbergodden.

The group has also submitted its notification of the Mongstad power station development to the same regulatory agency.

Emission permits for the expanded methanol plant and the Tjeldbergodden power station are also being sought from the Norwegian Pollution Control Authority (SFT).

Mongstad

The Mongstad plans call for the construction of a combined heat and power station to improve the refinery’s competitive position by providing more efficient energy supplies.

This internal facility will supply the refinery with power and heat as well as delivering electricity to the Troll A platform and the gas processing plant at Kollsnes south of Mongstad.

It will be fuelled with surplus gas supplied by the refinery and natural gas from Troll, which would be carried in a new pipeline from Kollsnes.

Agreements have been concluded between the Troll licensees and the Mongstad refinery on converting this gas to electricity.

The co-generation plant offers an energy efficiency of about 70 per cent, with opportunities for further improvements – and thereby even lower carbon dioxide emissions per unit of energy.

Overall carbon dioxide emissions at Mongstad will rise from about 1.7 million tonnes per year to 2.6 million tonnes.

But the power plant will nevertheless contribute to a global reduction of more than 100,000 tonnes in such emissions compared with buying the electricity in the market and importing it.

The investment at Mongstad will be in the order of NOK 3 billion, including NOK 600 million for the new gas pipeline from Kollsnes and a similar outlay for refinery modifications.

Due to stand ready in 2008, the power station will be dimensioned on the basis of the refinery’s heat requirements, which total about 350 megawatts.

Its electricity output will be about 280 megawatts or roughly 2.2 terawatt-hours per year.

Statoil recently concluded a cooperation agreement with Elsam A/S, Denmark’s largest generator of electricity and heat.

Plans call for this company to become a part-owner of the co-generation plant and be responsible for its construction. The division of equity interests will be decided later.

Tjeldbergodden

The Tjeldbergodden project involves expanding methanol output by 35 per cent as an important step in reducing unit costs and making the plant more robust against future competition.

Annual production from the facility, which is based on gas piped from Heidrun in the Norwegian Sea, will be increased from almost 900,000 tonnes to roughly 1.2 million tonnes.

A gas-fired power station with a capacity of about 860 megawatts will be built in connection with the plant to generate about seven terawatt-hours per year.

Corresponding to roughly six per cent of total Norwegian electricity output, this will help to meet an 0.2-terawatt-hour rise in Tjeldbergodden’s internal power use after the expansion.

The remaining output will be delivered to the grid in mid-Norway, which has a shortage of electricity and faces a big growth in demand as a result of major industrial developments.

These plans will increase Tjeldbergodden’s carbon dioxide emissions from about 350,000 tonnes per year to just over three million tonnes.

The power station will contribute some 2.5 million tonnes of this volume, but global emissions are set to fall by roughly 500,000 tonnes per year because imports will be avoided.

Investment will be in the order of NOK 5.5 billion, with the methanol plant expansion accounting for NOK 1.3 billion.

Start-up has been scheduled for 2008, and Statoil is currently in dialogue with other companies about equity participation in the gas-fired power station.

Decision

A final decision on investing in the two projects will be taken by the Statoil board after the licence terms and other conditions have been clarified - probably in the first half of 2006.

“These developments represent necessary moves to strengthen competitiveness and important jobs at Tjeldbergodden and Mongstad,” says Mr Strømsvåg.

“By building power stations integrated with the industrial plants, we can achieve good energy utilisation and spread shared costs to secure profitable electricity output from Norwegian gas.”

Contacts:

Public affairs:
Wenche Skorge, + 47 51 99 79 17 (office), + 47 91 87 07 41 (mobile)
Rannveig Stangeland, + 47 51 99 94 26 (office), + 47 48 12 59 78 (mobile)

Investor relations:
Mari Thjømøe +47 51 99 77 90 (office), +47 90 77 78 24 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: July 1, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer